June 1, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc. Form 10-K for the Year Ended December 31, 2008 Filed on March 4, 2009 Form 10-Q for the Quarter Ended March 31, 2009 Filed on May 8, 2009 File No. 000-25346
Ladies and Gentlemen:
     The following sets forth the responses of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated May 20, 2009 with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26
1.	We note your response to our prior comment 2 where you indicate in the December 31, 2008 Form 10-K you disclosed that the Company is maturing many of your retail payment engines inclusive of BASE24, TRANS24-eft, ON/2, OpeN/2 and ASx with the intention of migrating existing customers off these products to the next-generation BASE24-eps solution. Aside from the risk factor disclosures that the Staff referenced in our prior comment, please cite the specific areas of the document where you included this discussion. Also, tell us

Securities and Exchange Commission
June 1, 2009

your consideration to expand your Business section to include a more enhanced discussion regarding the maturity of certain retail payment engine solutions and your migration to the BASE24-eps solution. For instance, at a minimum, tell us how you considered disclosing the announced maturity date of your BASE24 solution. Also, tell us your consideration to disclose the fact that no new functionality will be developed for this product line and that standard support will be discontinued along with the timeline for these events. We refer you to Item 101(c)(1)(ii) of Regulation S-K.

Response: In the Products — Retail Payment Engines section of Item 1 — Business of the December 31, 2008 Form 10-K on pages 5 and 6 the Company describes Base24-eps as representing the future platform to which the maturing payment engines are expected to migrate over time, including Base24. Additionally, in the Use of Estimates and Risks and Uncertainties section in Note 1 to the consolidated financial statements on pages 68 and 69 the Company states that its financial condition, results of operations, and cash flows are subject to various risks and uncertainties associated with the maturity of certain legacy retail payment engines.

The Company considered many factors in determining the specific disclosures relating to information and intentions related to product maturity. These factors include the forward-looking nature of the intended maturity date including factors that may impact the actual effective date of Base24 maturity, the length of time between the filing and the expected effective date of Base24 maturity, and the planned migration of existing customers to the Company’s Base24-eps product as a means of mitigating any impact on future results of operations.

In its March 25, 2008 press release, the Company publicly announced that:
“ACI’s earlier retail payment engines include Base24, OpeN/2, ON/2, TRANS24 and ASx. These products were developed or acquired by ACI over several years and are being matured (i.e., limited enhancements, end of standard maintenance) over the next two to four years, with Base24 maturing in November 2011 as Base24-eps becomes ACI’s mainstream retail payments offering.”
This press release also states that, “Base24-eps provides all the key functions of ACI’s previous retail payment engines, deployed in a modern object-oriented style using service-oriented architecture (SOA) principles.” Additionally, the Company subsequently discussed the maturity of the retail payment engines through quarterly investor presentations, which presentations have been furnished to the SEC via Form 8-K.

After evaluating these considerations the Company believes that the disclosures in the Form 10-K are currently sufficient. However, the Company will continue to review developments related to the maturity of its retail payment engines and migrations to Base24-eps and will, as appropriate, enhance its disclosures in all relevant future filings.

2.	We note your response to our prior comment 3 where you indicate that the Company believed the IBM Outsourcing Agreement was integral to understanding the results of operations for the comparable periods presented and therefore, you specifically disclosed the transition expenses incurred during fiscal 2008. However, it is still not clear how management considered including a discussion of the fact that this agreement is expected to deliver cost savings of $25 million to $30 million over the course of the contract and is expected to be cash positive due to an anticipated decrease in capital expenditures. Please explain further your consideration to include a discussion of the anticipated impact of this agreement as a means to provide insight into material opportunities

Securities and Exchange Commission
June 1, 2009

on which management is focused. We refer you to Section III.A of SEC Release No. 33-8350.

Response: The amount of the expected cost savings to be achieved referenced in our Form 8-K filed on March 18, 2008 was included to discuss our rationale for entering into the IBM Outsourcing Agreement and represents the cumulative cost savings over the seven year life of the agreement. The expected cost savings represents approximately one percent of total annual operating expenses and is not deemed to be material to any individual annual period. As such, the Company determined it was not material or meaningful to include this disclosure in the Form 10-K.
Item 9A. Controls and Procedures, page 55
3.	We note that due to inadequate corporate oversight, insufficient local US GAAP knowledge and experience, and insufficient accounting and communication processes, the Company concluded that you had a material weakness in your internal controls over financial reporting related to service and related license revenue arrangements in the Asia Pacific region. Given the nature of these weaknesses, please explain further how you determined that such weaknesses were limited to those areas that resulted in a restatement to the financial statements (revenue recognition). In this regard, tell us how you determined whether other areas may have been impacted by these control weaknesses and how you concluded that there was not at least a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected in a timely manner. We refer you to the definition of material weakness as defined in PCAOB Auditing Standard No. 5.

Response: The Company concluded that the material weakness in internal controls over financial reporting related to service and license revenue arrangements was limited to the Asia Pacific region due to a lack of both robust regional experience in services implementation projects and senior management services knowledge, neither of which were lacking in the Americas and EMEA regions. Additionally, turnover in key roles for the Asia Pacific region contributed to the misstatement. The Americas and EMEA regions have much greater depth of services implementation personnel and did not experience significant turnover during this time period.

The Company concluded that sufficient compensating controls including project management processes, services implementation knowledge and management oversight were in place and operating effectively in the EMEA

Securities and Exchange Commission
June 1, 2009

and Americas regions that reduce the likelihood of a material weakness to less than reasonably possible in these regions.

4.	We also note that at September 30, 2007, the Company identified material weaknesses in internal controls over financial reporting related to revenue recognition, deferred revenues, costs of maintenance and services and other assets. We further note that such weaknesses were the result of insufficient levels of staffing with the necessary knowledge, experience and training as well as inadequate communication processes. Considering the causes of the material weaknesses noted in your December 31, 2008 Form 10-K are similar to those identified in your September 30, 2007 Form l0-K, please explain further how you determined that the material weaknesses identified in fiscal 2007 had been remediated.

Response: The material weakness identified in the September 30, 2007 Form 10-K related to the recognition of revenue and was the result of a lack of knowledge, experience and training in the revenue accounting area at that time. The resulting financial misstatements were a direct result of inaccurate revenue accounting conclusions due to the incorrect interpretation and application of software revenue recognition accounting guidelines. Subsequently, management implemented remedial actions to appropriately increase the knowledge, experience and training in the revenue accounting area. Specifically, the accounting department’s organization structure was enhanced to create a dedicated group focused on the development and review of revenue recognition processes. Internal controls over the recognition of revenue were strengthened, including processes to facilitate increased review and discussion of complex and judgment-based revenue arrangements. As of December 31, 2008, the Company concluded that these remediation activities were properly designed and were in place and operating effectively for a sufficient amount of time to conclude that the material weakness related to the recognition of revenue identified as of September 30, 2007 was remediated.

Although the material weakness identified as of December 31, 2008 resulted in material errors in service and licensing revenue and related costs, the primary cause was inaccurate information provided by the services implementation department to accounting regarding the status of the project and not the inaccurate interpretation and application of applicable accounting guidance. This inaccurate information was due to the lack of regional service implementation knowledge and regional senior management oversight as well as informal communication processes

Securities and Exchange Commission
June 1, 2009

between Asia Pacific services implementation personnel and revenue accounting.

5.	We note your disclosures that as a result of this material weakness, the Company restated its March 31, 2008 financial statements to reflect the correction of a material misstatement related to service and licensing revenue and related costs for a software implementation services project that should have been deferred until additional project milestones were achieved. Please tell us why your disclosures do not indicate that you also restated the June 30, 2008 and September 30, 2008 financial statements due to this same weakness.

Response: The above-referenced material weakness resulted in a material misstatement of service and licensing revenue and related costs for the March 31, 2008 interim period. Servicing and licensing revenue and related costs were accurately stated for the June 30, 2008 and September 30, 2008 periods. These financial statements were amended to report year-to-date servicing and licensing revenue and related costs only.
Part III
Item 11. (Incorporated by Reference from Definitive Proxy Statement filed April 21, 2009)
Compensation Discussion and Analysis, page 17
General
6.	We note your response to prior comment 5. With respect to base salary for your executive officers being “set at or below the median” of the peer group data, it is still unclear to us what you mean by the use of the term “below the median.” With respect to your variable cash compensation, please direct us to the proxy statement disclosure that states that the 2008 payout percentages reflect that the compensation was paid out “below the median levels of the Company’s peer group.” In future filings; please clarify the term “below the median levels.”

Response: As noted in the Company’s response to prior comment 5, page 20 of the Proxy Statement states that for variable cash incentive compensation, each year the Compensation Committee establishes performance goals under the Company’s annual MIC program targeted to pay out at market median levels when performance goals are achieved and above market median levels when performance goals are exceeded.

Securities and Exchange Commission
June 1, 2009

To clarify, if an executive achieved the on-target performance goals the payout percentage would be 100% and, based on the Compensation Committee’s philosophy described above, would result in the payment of variable cash incentive compensation at market median levels. If the executive exceeded the on-target performance goals, the payout percentage would be in excess of 100% and, based on the Compensation Committee’s philosophy described above, would result in the payment of variable cash incentive compensation above market median levels.

With respect to the 2008 payout percentages, on page 32 of the Proxy Statement in the last paragraph under the section entitled “Management Incentive Compensation Program”, we specifically state that “During 2008, the range of annual bonus payout percentages for our Named Executive Officers ranged from 73.87% to 98.29%”. In addition, we provide tabular disclosure of the 2008 payout percentages for each individual payout under the Executive Management Incentive Compensation Plan as well as the aggregate total earned by our named executive officers which, as stated above, ranged from 73.87% to 98.29%. Although we do not specifically state that the 2008 payout percentages are below market median levels, the fact that the payout percentages are below 100% reflects that the payouts are below market median levels based on the Compensation Committee’s philosophy when establishing the on-target performance goals. We respectfully advise the Staff that we will clarify the term “below market median levels” where applicable to executive compensation payout percentages for our named executive officers in our relevant future filings.

7.	We note your response to our prior comment 8 states that the “Performance Based table on page 19 of your definitive proxy stated is “intended to disclose whether the respective element of [your] executive compensation programs are intended to qualify as performance-based compensation’ under Section 162(m) of the Internal Revenue Code. We further note in your response your statement that in recommending salary adjustments for your executive officers, your chief executive officer considers the “performance of a particular executive officer.” We have considered your response and it seems that you in fact do take the individual performance of your executive officers into account in setting compensation. As such we reiterate our position that, to the extent you consider an executive officer’s performance, you are required to describe the specific items of performance considered. See Item 402(b)(2)(vii) of Regulation S-K. Please confirm that in future filings you will describe the specific items of individual performance whenever individual performance is considered in setting any element of compensation for your named executive officers.

Securities and Exchange Commission
June 1, 2009

Response: We respectfully advise the Staff that the Company will include a description of the specific items of individual performance taken into consideration whenever individual performance is considered in setting any element of compensation for our named executive officers in our relevant future filings.
Part IV
Exhibits, Financial Statement Schedules
Exhibit Index, page 59
8.	We note your response to prior comment 20. As you acknowledge, there is no provision to omit schedules or exhibits to exhibits under Item 601 except under (b)(2) of this item. As such, please refile the IBM agreements with all omitted information.

Response: We respectfully advise the Staff that the Company will re-file both the Alliance Agreement and the Master Services Agreement between the Company and International Business Machines Corporation with the previously omitted schedules or exhibits with the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2009. However, the Company intends to seek confidential treatment to such schedules and exhibits, or portions thereof, for any information that the Company believes warrants confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 69
9.	We note your response to our prior comment 11 and the circumstances in which the Company separately sells software implementation and software modification services. Considering the examples provided all involve sales of additional services to existing arrangements, tell us how you considered TPA 5100.39 in concluding that these represent separate sales and why these separate contracts should not be viewed as one multiple element arrangement. Also, please explain further what you mean by “consistent pricing.”

Response: The examples provided are indicative of separate sales using the criteria set forth in TPA 5100.39. In the examples cited and used to support VSOE of fair value, the Company concluded that none of the factors as set forth in TPA 5100.39 were met for this population of

Securities and Exchange Commission
June 1, 2009

agreements and it was therefore appropriate to treat these as separate sales.

Specifically:
•	Software modification work is requested and performed long after the initial sale and implementation efforts are completed. In all cases where this was considered a separate sale, the facts and circumstance of that arrangement were reviewed using the factors set forth in TPA 5100.39 which support that these should not be viewed as one multiple element arrangement.

•	Software implementation services are often sold as part of the initial software sale and are considered part of a multiple element arrangement. In the situations referenced in our response to prior comment 11, the factors set forth in TPA 5100.39 are not indicative that these should be viewed as one multiple element arrangement.

•	In circumstances were implementation or modification services are sold in separate arrangements that do meet the factors set forth in TPA 5100.39, these separate arrangements are viewed as being part of one multiple element arrangement and are accounted for accordingly.
In all cases, TPA 5100.39 is considered in situations where separate agreements are signed with a customer. For purposes of considering whether these agreements should be viewed as one multiple element arrangement, the Company utilizes a checklist for purposes of considering such factors as:
•	The time frame in which the agreements were negotiated or executed

•	The interrelation or interdependency of design, technology, or function

•	Fee, refund, or concession in the event performance is not achieved

•	Whether elements are essential to the functionality across agreements

•	Payment terms coincide with performance across agreements

•	The negotiations are conducted jointly with two or more parties to perform what is in essence a single project
Consistent pricing is used to mean that substantially all of identified separate sales fall within a reasonable range of prices.

Securities and Exchange Commission
June 1, 2009

Note 15. Income Tax, page 100
10.	Please explain how pre-tax foreign losses of $(1,720) for fiscal 2008 resulted in a foreign tax provision of $6,720. In this regard, we note your disclosure on page 38 where you indicate that the Company’s effective tax rate was impacted by your inability to recognize income tax benefits during the period resulting from losses sustained in certain tax jurisdictions where the future utilization of the losses are uncertain. Please explain (and quantify) how the inability to recognize such tax benefits impacted your foreign tax provision and tell us how this impact is reflected in the tables in Note 15 (i.e. the reconciliation of the statutory to effective tax rate and the schedule of deferred tax assets and liabilities). In addition, tell us why the foreign tax credits decreased from $13,925 at December 31, 2007 to $1,603 at December 31, 2008 and tell us whether this decrease had any impact on the Company’s 2008 tax provision.

Response: The Company’s pre-tax foreign losses for fiscal 2008 are comprised of $21,743 of pre-tax foreign profits (on which the Company provided $7,241 in foreign taxes charge) and $(23,463) of pretax foreign losses (on which the Company provided only $(521) in foreign tax benefit). Had the Company been able to recognize a tax benefit on those foreign tax losses at a statutory rate similar to the US statutory rate of 35%, the Company’s overall foreign provision for fiscal 2008 would have been a benefit of $(971). The impact of the Company’s inability to recognize the tax benefits from its foreign losses was reflected in the reconciliation of the statutory to effective tax rate table in Note 15 on the line labeled “Increase (decrease) in valuation allowance” and also on the line labeled “Foreign tax rate differential”, by increasing both of these numbers. To the extent the unrealized tax benefit resulted in a deferred tax asset, it was reflected in the deferred tax assets and liabilities table in Note 15 on the line “Foreign net operating loss carryforward” with an offsetting amount in valuation allowance. The foreign tax credits decreased during the year because $13,200 were applied against our US current tax liability to reflect the expected utilization of the foreign tax credits in the Company’s US tax return. The foreign tax credit amount was also increased by $878 in non-US jurisdictions. This overall net decrease in foreign tax credits of $12,322 did not have any impact on the Company’s 2008 tax provision.

Securities and Exchange Commission
June 1, 2009

Form 10-Q for the Quarter Ended March 31, 2009
Consolidated Statements of Operations, page 4
11.	We note your disclosures in footnote (1) to the consolidated statements of operations where you indicate that cost of maintenance and services excludes charges for depreciation. Please tell us why you did not include similar disclosures with regards to cost of software license fees. We refer you to SAB Topic 11-B.

Response: We respectively advise the Staff that in all relevant future filings we will revise the footnote in the consolidated statement of operations to indicate the cost of software license fees “excludes charges for deprecation”. The revised footnote (1) will be as follows:

“(1) The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed technology for resale. The cost of maintenance and services excludes charges for depreciation.”
Note 7. Fair Value of Financial and Non-financial Instruments, page 14
12.	We note that effective January 1, 2009, the Company adopted SFAS 157 for your non-financial assets and non-financial liabilities. Please tell us your consideration to include the disclosure requirements of paragraph 33(d) of SFAS 157 pursuant to paragraph 39.

Response: The Company did not measure any non-financial assets or non-financial liabilities at fair value during the three months ended March 31, 2009. Therefore, no further disclosure was deemed necessary in accordance with paragraph 33(d) of SFAS 157 for the Quarterly Report on Form 10-Q for the period ended March 31, 2009.
Item 4. Controls and Procedures, page 37
13.	We note that your CEO and CFO performed an evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2009. While we further note that the Company evaluated the effectiveness of your internal controls as of the same date and concluded that the material weakness identified in fiscal 2008 was not remediated as of March 31, 2009, it does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009.

Securities and Exchange Commission
June 1, 2009

Response: Our officers did evaluate our disclosure controls and procedures and concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2009. We note that the following sentence, “Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of that date” was inadvertently omitted. We respectfully advise the Staff that the Company will include in all relevant future filings our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures.
****
In connection with the above-referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.
     Thank you in advance for your cooperation in these matters.

Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens
Senior Vice President, Chief Financial Officer, Corporate Controller and Chief Accounting Officer

Enclosures

cc:	Phillip G. Heasley, ACI Worldwide, Inc. Dennis P, Byrnes, ACI Worldwide, Inc. Robert A. Profusek, Jones Day Meredith L. Deutsch, Jones Day